INVEST IN TAP SYSTEMS, INC.

Patented Input Technology that Unlocks the Full Potential of AR & VR

PITCH VIDEO   INVESTOR PANEL



tapwithus.com   Los Angeles CA

Hardware | Technology | Virtual Reality | Female Founder | Wearables

LEAD INVESTOR

Rajeev J Surati Computation and Imaging LLC

I have been involved with AR and VR for over 25 years, starting when I was finishing my Ph.D. at MIT. Input into these systems is a challenge. The team behind this venture has an incredible pedigree, both in business and in creating fundamental technologies like CMOS sensors. They are already selling their first-generation product to early adopters, and their next-generation product, which has a far more appealing form factor, is a game-changer for them. Tap is a far simpler and more sensible approach to AR interaction than competing technologies, (such as the Facebook/CTRL-Labs project), and, I believe is likely to take the day.

Invested $25,000 this round

Highlights

1. Tap solves a critical problem in the multi-billion dollar AR and VR industry.
2. Tap has over $2 million in sales to date, tens of thousands of customers, and a 4 star Amazon rating
3. Founders include co-inventor of the Cell Phone Camera & inventor of Digital Xray, w/IPO, Acquisition
4. We have raised over $13 million to date from founders, investors, and individuals.
5. Our 2018 crowdfunding offering sold out, and was oversubscribed by almost 50%.
6. Facebook, Apple, Google & other leading companies are investing billions in developing AR/VR systems.
7. The AR/VR market is projected to be almost $300 billion by 2024.
8. Tap is fast, accurate, mobile and eyes free - it is the perfect solution for wearable AR & VR.

Our Team



Dovid Schick CEO and Co-Founder

David Schick is the founder and former CEO of Schick Technologies, where he invented and commercialized the first digital X-ray systems for dentists. He took the Company public on the NASDAQ in less than five years. Mr. Schick has over 100 patents.

AR and VR is a once in a lifetime opportunity - it is the next major computing platform.



Dr. Sabrina Kemeny President and Co-Founder

Kemeny is the co-inventor of the CMOS image sensor chip used in virtually all digital cameras. She is the co-founder and former CEO of Photobit, which successfully scaled up and commercialized the technology before selling the company to Micron.

Tap is the Perfect Input Solution for Augmented and Virtual Reality



The Major Tech Companies Believe that Augmented Reality is the Computing Platform of the Future



Mark Zuckerberg
Facebook CEO

"AR and VR have the **potential to change the trajectory of the company** over the long term."

"We will get breakthrough augmented reality glasses that **will redefine our relationship with technology**."

"This is going to be **the next computing platform**!"



Tim Cook
Apple CEO

"I'm excited about AR. My view is **it's the next big thing**, and **it will pervade our entire lives**."

"Now you couldn't imagine your life without apps. **AR is like that. It will be that dramatic**."

"Augmented reality is **going to change everything**."

AR and VR Have Unprecedented Market Potential


1,500
1,200
900
600
300
0
$B
30.7
296.9
855.3
1,500
2021
2024
2027
2030

AR/VR Will Add $1.5 TRILLION to Global GDP by 2030!

Source: https://www.pwc.com/seeingisbelieving

Current Solutions for Entering Text and Navigating Menus in AR and VR are Slow, Error Prone, and Frustrating



Tap is Fast, Easy, Accurate, and Eyes Free. It is the Perfect Input Solution for AR and VR


Typing & Navigating Oculus Quest 2 Using The Tap Strap 2
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Tap features:
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We are Preparing to Release a Wrist Wearable Tap that will Greatly Expand our Market



TAP

Tap has Raised Over $13 Million to Date. Our last Reg CF Offering was Oversubscribed by 50%



Oversubscribed
Website
Pasadena, CA
ELECTRONICS
$1,067,513 raised
2,862
Investors
$19.5M
Valuation
$1.00
Price per Share
$250.00
Min. Investment
Common
Shares Offered
Equity
Offering Type
$1.07M
Offering Max
0
Days Left
OFFERING CLOSED
This offering ended on November 13, 2019 and is no longer accepting investments.
TAP

Tap is a Proven, Patented Technology, with Tens of Thousands of Users and a Four Star Rating on Amazon


Tap Strap 2 - Wearable Keyboard, Mouse & Air Gesture Controller (Large)
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Tap has Gotten Fantastic Media Coverage

THE WALL STREET JOURNAL.

"Tap Systems' device allows users to type letters and other characters without the physical or virtual keyboards tethered to today's computers and smartphones" – **Laine Higgins**

engadget

"Tap's wearable keyboard makes typing in VR applications a breeze" – **Rachel England**

Macworld

"Before 15 minutes had gone by, I was already tapping out small notes in iA Writer and Messages on my iPad Pro. Given a week of practice, I don't think it's much of a stretch to say I could tap out this whole article." – **Leif Johnson**

cnet | TechCrunch | PC
FOX NEWS | WIRED | Bloomberg
VentureBeat | CNN | cheddar

Key Points

✅ Tap is a proven technology.

✅ Tap is patented.

✅ Tap Solves a Critical Problem in the AR and VR Industry.

✅ The Market for AR and VR is Expected to be over $300B by 2024 and impact GDP over $1.5 Trillion by 2030.

✅ Tap's Management Team has a proven Track Record of Reaching IPOs and Successful Exits.